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| SEC FILE NUMBER |
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| 8-69274 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sovereign Global Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 S Cherry Street, 11th Floor
(No. and Street)

Denver (City) CO (State) 80246 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Mohney (Name) 330-990-9098 (Area Code – Telephone Number) brian.mohney@sovereignga.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Narwocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway Suite 580 (Address) Hauppauge (City) NY (State) 11788 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3370 (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ___Brian Mohney_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Sovereign Global Advisors, LLC_____, as of ___12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: ___CCO/FINOP_____

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# SOVEREIGN GLOBAL ADVISORS, LLC

# FINANCIAL STATEMENTS

# AND SUPPLEMENTAL INFORMATION

# AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

SOVEREIGN GLOBAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

<u>CONTENTS</u>

| | |
|---|---|
| Facing Page to Form X-17A-5 | 1 |
| Oath or Affirmation | 2 |
| Report of Independent Registered Public Accounting Firm | 3 |
| FINANCIAL STATEMENTS: | |
| Statement of Financial Condition | 4 |
| Statement of Income | 5 |
| Statement of Changes in Member's Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8 - 12 |
| SUPPLEMENTAL INFORMATION: | |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission And Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 | 13 |
| Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3 | 14 |
| Report of Independent Registered Public Accounting Firm on Exemption Report | 15 |
| Sovereign Global Advisors, LLC's Exemption Report | 16 |
| Schedule of the Determination of SIPC Net Operating Revenues And General Assessment | 17 |



**CERTIFIED PUBLIC ACCOUNTANTS**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sovereign Global Advisors, LLC:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sovereign Global Advisors, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sovereign Global Advisors, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Sovereign Global Advisors, LLC's auditor since 2016.

Hauppauge, New York
March 2, 2026

*Nawrocki Smith LLP*

**SOVEREIGN GLOBAL ADVISORS, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2025**

### ASSETS

| | |
|---|---|
| Cash and cash Equivalents | $ 312,870 |
| Receivable from clearing organization | 184,338 |
| Prepaid expenses | 28,652 |
| Total current assets | 525,860 |
| Deposit with clearing organization | 51,108 |
| Total Assets | **$ 576,968** |

### LIABILITIES AND MEMBER'S EQUITY

Liabilities

| | |
|---|---|
| Commissions payable | $ 170,241 |
| Accrued liabilities | 9,276 |
| Total liabilities | 179,517 |
| Member's equity | 397,451 |
| Total Member's equity | 397,451 |
| Total Liabilities and Member's Equity | **$   576,968** |

See accompanying notes to financial statements.

**SOVEREIGN GLOBAL ADVISORS, LLC**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

Revenues:

| | |
|---|---:|
| Commissions | $ 2,032,215 |
| Fee Income | 32,716 |
| Interest | 202,831 |
| Other Income | 5,461 |
| RIA Income | 65,928 |
| | |
| Total revenues | 2,339,151 |

Operating Expenses:

| | |
|---|---:|
| Commissions | 1,773,176 |
| Office Rent | 14,983 |
| Payroll Expense | 224,017 |
| Travel | 14,118 |
| Marketing | 13,048 |
| Registration | 31,660 |
| Computer and internet | 31,291 |
| Meals and entertainment | 14,451 |
| Clearing house charges | 63,158 |
| Office Expenses | 11,804 |
| Printing and postage | 423 |
| Professional fees | 17,982 |
| Dues and subscriptions | 2,479 |
| Bad Debt | 3,634 |
| Insurance Expense | 67,842 |
| Other | 21,221 |
| | |
| Total Operating Expenses | 2,305,287 |
| | |
| Net Income | $ 33,864 |

See accompanying notes to financial statements.

**SOVEREIGN GLOBAL ADVISORS, LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

Member's Equity:

| | |
|---|---|
| Balance at beginning of year | $363,587 |
| Net Income | 33,864 |
| Balance at end of year | 397,451 |

See accompanying notes to financial statements.

**SOVEREIGN GLOBAL ADVISORS, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

Cash flows from operating activities:

| | |
|---|---|
| Net Income | $ 33,864 |

Adjustments to reconcile net Income to net cash
     provided by
  Operating activities:
 (Increase) decrease in:

| | |
|---|---|
|   Receivable from brokers-dealers and clearing organization | 71,530 |
|   Prepaid expenses | 17,921 |

Increase (decrease) in:

| | |
|---|---|
|   Commissions payable | (74,999) |
|   Accrued liabilities | (5,016) |
|     Total adjustments | 9,436 |
|     Net cash provided by operating activities | 9,436 |
| Net increase in cash | 43,300 |
| Cash and restricted cash at beginning of year | 320,678 |
| Cash and restricted cash at end of year | $ 363,978 |

Reconciliation of cash, cash equivalents, and restricted cash:
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Financial Condition that sum to the same such amounts shown in the Statement of Cash Flows.

| | 12/31/25 |
|---|---|
| Cash and cash equivalents | $ 312,870 |
|   Deposit with Clearing broker | 51,108 |
|   Total Cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows | $ 363,978 |

See accompanying notes to financial statements.

**SOVEREIGN GLOBAL ADVISORS, LLC**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2025**

Note 1 – Nature of Business and Summary of Significant Accounting Policies

A.      Organization

Sovereign Global Advisors, LLC (the "Company") was formed as a limited liability company in the State of New York in March 2013 and began operations in February 2014. The Company has been operating as a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC); it is a member of the Financial Industry Regulatory Authority, Inc (FINRA) and Security Investors Protection Corporation (SIPC).

The Company provides investment advice for retail customers to purchase or sell securities and charge commissions as compensation for the recommendations. The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2025, the Company is licensed in 40 states, including Alabama, Arizona, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, South Carolina, Texas, Utah, Virgin Islands, Virginia, Washington and Wisconsin.

B.      Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP")

C.      Management's Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

D.    Cash and Cash Equivalents

As of December 31, 2025, the Company maintains a cash balance at its bank of $2,220 and a cash with the clearing firm of $361,758. Total cash as of December 31, 2025 was $363,978. The cash balance in multiple bank and clearing firm accounts was under the federally insured limit of $250,000.

Note 1 – Summary of Significant Accounting Policies – Continued

E. Securities Transactions and Revenue Recognition

ASC 606 disclosure: Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts. Commission expense is also recorded on a trade-date basis as security transactions occur.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company's significant revenues during 2025 originated from commissions and fee income.

F.    Commissions

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

G.    Advertising/Marketing Costs

Advertising costs are expensed when incurred. Advertising costs are $13,048 in 2025.

H.      Leases

The Company accounts for leases in accordance with Financial Accounting Standards Board ('FASB") Accounting Standards Update No. 2016-02. The Company has noted that ASU 2016-02 will not have an impact on its financial statements due to the nature of the leases.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities for the year ended December 31, 2025, $11,968 or $5,000.  At December 31, 2025 the Company's net capital as defined by SEC Rule 15c3-1 was $351,292 in excess of minimum net capital required. In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to capital, of not more than 15 to 1. At December 31, 2025 the ratio was
0.49 to 1.

Note 4 – Receivables from broker-dealers and clearing organization

Receivables from broker-dealers and clearing organization on December 31, 2025 are $184,338. This amount represents commissions from completed securities trades less clearing expenses.

Note 5 – Income Taxes

The Company complies with FASB ASC 740, Income Taxes. Sovereign Global Advisors, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

(Continued)

**SOVEREIGN GLOBAL ADVISORS, LLC**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2025**

Note 5 – Income Taxes - Continued

The Company recognizes and discloses uncertain tax positions in accordance with U.S. generally accepted accounting principles. As of and during the year ended December 31, 2025, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2022.

Note 6 –Leases

The Company entered into an operating lease for office space. The Lease agreement is controlled by the Company's member. The lease is considered to be short term and calls for a monthly payment of $1,425 utilities included.

Note 7 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company has not experienced any losses to date.

Note 8- Commitments and Contingencies
The Company currently has no commitments for future payables or outstanding contingent liabilities.

Note 9- Single Reportable Segment
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and investment advisory business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM

manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 10 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2025, up to the date of audit report March 2, 2026, which is the date the financial statements were available to be issued, and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

**SOVEREIGN GLOBAL ADVISORS, LLC**

**SUPPLEMENTARY SCHEDULES**

**AS OF DECEMBER 31, 2025**

<u>Schedule I</u>

**Computation of Net Capital Under Rule 15c3-1**
**Of the Securities and Exchange Commission**

**NET CAPITAL**

| | | |
|---|---|---|
| Total Member's equity | | $ 397,451 |
| **Total capital** | | 397,451 |
| Non-allowable assets: | | |
| Prepaid expenses | 28,652 | 28,652 |
| **Net Capital before haircuts on securities positions** | | 368,800 |
| **Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):** | | |
| Other securities   Exempt Securities | | 5,540 |
| **Total net capital** | | $ 363,260 |

**Aggregate Indebtedness (A.I.)**

| | | |
|---|---|---|
| Computation of aggregate indebtedness | | |
| Total liabilities from Statement of Financial Condition | 179,517 | |
| **Total Aggregate Indebtedness** | | $ 179,517 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| (a) Minimum net capital required (6 2/3% of total A.I.) | $ 11,968 |
| (b) Minimum net capital required of broker dealer | $ 5,000 |
| **Net Capital Requirement (Greater of (a) or (b))** | $ 11,968 |
| **Excess Net Capital** | $ 351,292 |
| **Excess Net Capital at 1000% (Net Capital – 10% A.I.)** | $ 345,308 |
| **Ratio of A.I. To net Capital** | 0.49 |

<u>Schedule II</u>

**Reconciliation with Company's Computation of Net Capital as**
**Included in Part IIA of Form X-17A-5**

| | |
|---|---|
| Net capital, as reported in Company's Part IIA (unaudited), FOCUS report | $ 363,260 |
| Adjustment to Non-allowable assets | |
| Audit adjustments | -- |
| Net capital per audited financial statements | $ 363,260 |

SOVEREIGN GLOBAL ADVISORS, LLC

Computation for Determination of Reserve Requirements and Information

Relating to the Possession or Control Requirements for Broker Dealers

Pursuant to Rule 15c3-3

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.



**CERTIFIED PUBLIC ACCOUNTANTS**

## <u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Member of
Sovereign Global Advisors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sovereign Global Advisors, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Sovereign Global Advisors, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Sovereign Global Advisors, LLC stated that Sovereign Global Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct business of mutual funds and variable annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 2, 2026

*Nawrocki Smith LLP*



## Sovereign Global Advisors, LLC's Exemption Report

Sovereign Global Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").  This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).  To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)(2)(ii)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2025, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to (1)direct business of mutual funds and variable annuities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exemption.

---

**Sovereign Global Advisors, LLC**

I, __Brian Mohney_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:**_____

**Title:**_____CCO/FINOP_____

**March 2, 2026**



**CERTIFIED PUBLIC ACCOUNTANTS**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Sovereign Global Advisors, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of Sovereign Global Advisors, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Sovereign Global Advisors, LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
March 2, 2026

*Nawrocki Smith LLP*

**SOVEREIGN GLOBAL ADVISORS, LLC**

**SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES**

**AND GENERAL ASSESSMENT**

**FOR THE YEAR ENDED DECEMBER 31, 2025**

Determination of SIPC Net Operating Revenues:

| | |
|---|---|
| Total Revenue (FOCUS line 12/Part IIA line 9) | $ 2,339,151 |
| Additions: | - |
| Deductions: | |
| Clearance paid to other SIPC members | ( 63,158) |
| Total deductions | ( 63,158) |
| SIPC Net Operating Revenues | $ 2,275,993 |

Determination of General Assessment:

| | |
|---|---|
| SIPC Net Operating Revenues | $ 2,275,993 |
| General Assessment @ .0015 | $ 3,413 |

Assessment Remittance:

| | |
|---|---|
| General Assessment | $ 3,413 |
| Less: Payment Made With SIPC-6 July 2025 | 1,377 |
| Payment Made with SIPC-7 January 2026 | $ 2,036 |
| Overpayment carried forward | $ |

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2025 through December 31, 2025:

| | |
|---|---|
| SIPC Net Operating Revenues as computed by the Company on | |
| Form SIPC-7 | $ 2,339,150 |
| SIPC Net Operating Revenues as computed above | 2,339,150 |
| Difference | $ 0 |